EXHIBIT 99.1
NOVASTAR FINANCIAL, INC.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114
(816) 237-7000

January 20, 2006
Dear Current or Former Participant:
      As a participant, or former participant, in the NovaStar Financial, Inc. Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”), you purchased shares of our common stock on May 11, 2005, May 23, 2005 or May 27, 2005 (the “Applicable Dates”) either by reinvesting dividends in our common stock or making an optional cash purchase under the Plan.
      Shares of our common stock sold on the Applicable Dates may not have been properly registered under the Securities Act of 1933. Therefore, in order to comply with federal securities laws, we are offering, under the terms and conditions described in the enclosed prospectus, to buy back all such shares (the “Rescission Offer”). The Rescission Offer will expire at 5:00 p.m., Central time, on February 21, 2006 (the “Expiration Date”).
      You are not obligated in any way to accept the Rescission Offer. Acceptance of the Rescission Offer may be economically beneficial to you only (i) if you sold shares of our common stock purchased on the Applicable Dates at a loss, or (ii) if you still hold such shares and the market value of such shares on the Expiration Date is less than the price you paid for such shares, plus interest, less dividends that you received or that you are entitled to receive. You may accept the Rescission Offer in whole or in part. The interest rate to be paid per annum will be the weekly average 1-year constant maturity Treasury yield, as published by the Board of Governors of the Federal Reserve System, for the calendar week which includes the Expiration Date. For the week ending January 13, 2006, the interest rate would have been 4.41%.
      In order to accept the Rescission Offer, your completed Rescission Offer Acceptance Form (enclosed as Appendix A to the prospectus) and all other required documentation must be received at the address indicated on the Rescission Offer Acceptance Form before the Expiration Date. If we have not received a completed Rescission Offer Acceptance Form and all other required documentation by the Expiration Date, you will be deemed to have rejected the Rescission Offer.
      Enclosed is a prospectus that details the terms and conditions of the Rescission Offer. You are encouraged to read the entire prospectus thoroughly before deciding whether to accept or reject the Rescission Offer. In particular, we refer you to the section entitled “Questions and Answers About the Rescission Offer” on page 1 of the prospectus. If you still have questions, you may call Jeffrey D. Ayers, the Rescission Administrator, at (816) 237-7000, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., Central time, prior to the Expiration Date.

Sincerely,

Scott F. Hartman
Chairman of the Board and Chief Executive Officer
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.